UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43369

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PJ Solomon Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1345 Avenue of the Americas. 31st Floor___
                     (No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 897-1688
                                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

PJ Solomon Securities, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a public document.

PJ Solomon Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   (a) Facing Page.
           Report of Independent Registered Public Accounting Firm.
[x]   (b) Statement of Financial Condition.
[ ]   (c) Statement of Operations.
[ ]   (d) Statement of Changes in Member's Equity.
[ ]   (e) Statement of Cash Flows.
[ ]   (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
           under the Securities Exchange Act of 1934.
[ ]   (h) Computation for Determination of Reserve Requirements for Brokers and Dealers
           Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   (i) Information Relating to the Possession or Control Requirements for Brokers and
           Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital
           Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements
           Under Rule 15c3-3.
[ ]   (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
           Respect to Methods of Consolidation.
[x]   (l) An Affirmation.
[ ]   (m) A copy of the SIPC Supplemental Report. (filed with SIPC only)
[ ]   (n) Statement of Exemption from Rule 15c3-3.
[ ]   (o) Independent Accountants' Report on Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Peter J. Solomon, affirm that to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to PJ Solomon Securities, LLC as of and for the year ended December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

President
Title



_____
Notary Public

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Senior Management of PJ Solomon Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PJ Solomon Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 3, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of conditions that would have existed or results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 16, 2021
We have served as the Company's auditor since 2016.

PJ Solomon Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	14,261,922
Accounts receivable		4,512,599
Other assets		34,670
Total assets	$	18,809,191

Liabilities and Member's Equity

Due to parent	$	5,461,285
Accrued expenses		137,000
Deferred revenue		394,677
Total liabilities		5,992,962
Member's equity		12,816,229
Total liabilities and member's equity	$	18,809,191

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

PJ Solomon Securities, LLC (the "Company") is a wholly-owned subsidiary of PJ Solomon, L.P. Company (the "Parent" or "member"). Natixis, S.A., a French investment bank, owns a majority interest in the Parent. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The operating agreement provides for the Company to exist in perpetuity. There is only one class of member. The Company renders corporate financial advisory services to selected clients. Such advisory services include mergers, acquisitions and financial restructurings.

The Company does not hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted ("GAAP") in the United States of America which requires management to make estimates and assumptions that could affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue Recognition
The revenue recognition guidance under ASC Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenues are recognized when earned and arise from financial advisory and other investment banking services provided by the Company to its clients. The fees are recognized when all the performance obligations for these transactions are met and collectability is reasonably assured.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

Cash
Cash on deposit with financial institutions may, at times, exceed federal insurance limits. None of the Company's cash is restricted in any way.

Deferred Revenue
Deferred revenue represents amounts received in advance of future services to be provided.

3.   **Related Party Transactions**

Much of the revenue reflected in the Company's statement of operations was generated in conjunction with its Parent's activities. The revenue of the Company that is reflected in these financial statements relates mainly to transactions that are required to be reflected in the earnings of a registered broker-dealer. Under an expense sharing agreement, the Company reimburses its Parent 60% as compensation paid for generation of this revenue. Non-compensation expenses are owed based on the ratio of the Company's revenues to the total revenue of the Parent. This amount has been determined based upon estimates made by the parties of the value of the goods and services to be provided.

With respect to certain transactions, revenues are earned together with affiliates.

Distributions are paid to the Parent periodically and reflected as capital withdrawals.

4.   **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $10,976,519 which was $10,576,988 in excess of its minimum of $399,531, which is based upon 6-2/3% of its aggregate indebtedness.

The Company is not affected by the requirements of Securities and Exchange Commission Rule 15c3-3 since the Company never holds the cash or securities of customers.

PJ Solomon Securities, LLC

Notes to Financial Statement
December 31, 2020

5. **Concentrations**

    The Company maintains its cash accounts in a commercial bank. The Company does not consider itself to be at risk with respect to its cash balances.

    For the year ended December 31, 2020, approximately 49% of accounts receivable was from one customer.

6. **Fair Value Measurements**

    In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

    Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The assets held by the Company are considered Level III assets because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Assets for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria. The fair value of the assets held by the Company are valued at the latest transaction price. The Company believes that no events occurred subsequent to the last transaction price that would have an impact on the fair value of the assets.

    The following table summarizes changes in fair value of the Company's Level III assets for the year ended December 31, 2020.

	Level III Securities
Balance, January 1, 2020	$ 300,000
Transferred to Parent	$ (300,000)
Balance, December 31, 2020	$ -

7. **New Accounting Pronouncement**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020, and the Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as the effective date.

8. **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9. **Subsequent Events**

The Company has reviewed events that have occurred after December 31, 2020 through the date the financial statements were issued. In January 2021, the Company distributed $14,000,000 as a capital withdrawal to its Parent. Other than this distribution, the Company had no subsequent events requiring adjustment or disclosure.